Via EDGAR and Facsimile

August 11, 2008

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Tracey Houser, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

RE:	Optical Cable Corporation

Form 10-K for the Fiscal Year Ended October 31, 2007

Filed January 29, 2008

Forms 10-Q for the Fiscal Quarters Ended January 31, 2008 and

April 30, 2008

File No. 0-27022

Dear Mr. O’Brien and Ms. Houser:

Thank you for your letter dated July 14, 2008 with respect to Optical Cable’s Form 10-K for the Fiscal Year Ended October 31, 2007 and Optical Cable’s Forms 10-Q for the Fiscal Quarters Ended January 31, 2008 and April 30, 2008. This letter has been submitted by facsimile and by EDGAR. A hard copy has been sent by overnight courier for delivery on August 12, 2008.

As requested, Optical Cable hereby acknowledges the following:

•	Optical Cable is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Optical Cable may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in review of Optical Cable’s periodic filings and look forward to hearing from you.

Sincerely,

OPTICAL CABLE CORPORATION

/s/ Tracy G. Smith
Tracy G. Smith
Senior Vice President and Chief Financial Officer